UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 60580 / August 28, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13602

In the Matter of	**ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934, MAKING FINDINGS, AND REVOKING REGISTRATION OF SECURITIES**
ALERITAS CAPITAL CORP.,	
Respondent.	

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors that proceedings be, and hereby are, instituted pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act") against Aleritas Capital Corp. ("Aleritas" or "Respondent").

II.

In anticipation of the institution of these proceedings, Respondent has submitted an Offer of Settlement (the "Offer") that the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Instituting Proceedings Pursuant to Section 12(j) of the Securities Exchange Act of 1934, Making Findings, and Revoking Registration of Securities ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds[1] that:

      A.   Aleritas, a Delaware corporation with its principal place of business in Overland Park, Kansas, provides insurance franchisees with financing, and repackages and sells franchisee loans to third party financial institutions. Aleritas has ceased almost all of its business operations. Aleritas' units (consisting of one share of common stock and two warrants to purchase shares of common stock), common stock, and warrants to purchase shares of common stock are registered with the Commission pursuant to Section 12(g) of the Exchange Act. Aleritas' units, common stock, and warrants are currently quoted on the Pink Sheets managed by Pink OTC Markets Inc.

      B.   Aleritas has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder, while its securities were registered with the Commission, in that it has not filed an Annual Report on Form 10-K for its fiscal year ending December 31, 2008, or periodic or quarterly reports on Form 10-Q for any fiscal period subsequent to its fiscal quarter ending June 30, 2008.

IV.

Section 12(j) of the Exchange Act provides as follows:

The Commission is authorized, by order, as it deems necessary or appropriate for the protection of investors to deny, to suspend the effective date of, to suspend for a period not exceeding twelve months, or to revoke the registration of a security, if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of this title or the rules and regulations thereunder. No member of a national securities exchange, broker, or dealer shall make use of the mails or any means of instrumentality of interstate commerce to effect any transaction in, or to induce the purchase or sale of, any security the registration of which has been and is suspended or revoked pursuant to the preceding sentence.

In view of the foregoing, the Commission finds that it is necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

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[1] The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

Accordingly, it is hereby ORDERED, pursuant to Section 12(j) of the Exchange Act, that registration of each class of Repondent's securities registered pursuant to Section 12 of the Exchange Act be, and hereby is, revoked.

By the Commission.

Elizabeth M. Murphy
Secretary